Exhibit 99.33

BURCON NUTRASCIENCE CORPORATION

Notice of Annual Meeting of Shareholders
to be held on September 9, 2010

Management Proxy Circular

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	III

MANAGEMENT PROXY CIRCULAR	1

GENERAL PROXY INFORMATION	1

WHO CAN VOTE	1
HOW YOU CAN VOTE	2
SOLICITATION OF PROXIES	2
APPOINTMENT AND REVOCATION OF PROXIES	2
EXERCISE OF DISCRETION	3
VOTES NECESSARY TO PASS RESOLUTIONS	3

MATTERS TO BE ACTED UPON AT THE MEETING	4

ELECTION OF DIRECTORS	4
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	9
APPOINTMENT OF AUDITORS	10

CORPORATE GOVERNANCE DISCLOSURE	10

BOARD OF DIRECTORS	10
Directorships	11
Independent Director Meetings	12
Lead Director	12
Summary of Attendance of Directors	12
BOARD MANDATE AND ETHICAL BUSINESS CONDUCT	13
POSITION DESCRIPTIONS	13
ORIENTATION AND CONTINUING EDUCATION	13
NOMINATION OF DIRECTORS AND COMPENSATION	14
CORPORATE GOVERNANCE COMMITTEE	15
COMMERCIALIZATION COMMITTEE	15
ASSESSMENT	15
OBJECTIVES FOR THE YEAR ENDING MARCH 31, 2011	15

AUDIT COMMITTEE AND DISCLOSURE UNDER NATIONAL INSTRUMENT 52-110	16

COMPOSITION OF THE AUDIT COMMITTEE	16
AUDIT COMMITTEE OVERSIGHT	16
PRE-APPROVAL POLICIES AND PROCEDURES	16
EXTERNAL AUDITOR SERVICE FEES	17

SECURITIES AUTHORISED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	17

STATEMENT OF EXECUTIVE COMPENSATION	19

COMPENSATION DISCUSSION AND ANALYSIS	19
Base Salary	20
Incentive Stock Options	20
PERFORMANCE GRAPH	21
COMPENSATION OF EXECUTIVE OFFICERS	23
Summary Compensation Table	23

OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS	23
Value Vested or Earned during Fiscal Year Ended March 31, 2010	24
TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS	24
COMPENSATION OF DIRECTORS	25
Director Compensation	25
DIRECTOR COMPENSATION TABLE	25
OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS	26
Value Vested or Earned during Fiscal Year Ended March 31, 2010	26

ADDITIONAL INFORMATION	27

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	27
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	27
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	27
MANAGEMENT CONTRACTS	27
CONFLICTS OF INTEREST	28
INSURANCE	28

DIRECTORS’ APPROVAL	28

BOARD OF DIRECTORS’ MANDATE	29

CODE OF BUSINESS ETHICS AND CONDUCT	32

AUDIT COMMITTEE CHARTER	36

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BURCON NUTRASCIENCE CORPORATION
1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone: (604) 733-0896
Facsimile: (604) 733-8821

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO OUR SHAREHOLDERS:

Burcon NutraScience Corporation’s (the "Corporation") Annual Meeting (the "Meeting") will be held on September 9, 2010, at 10:00 a.m. (Vancouver time) in the Strategy Room 320 Room at The Morris J. Wosk Centre for Dialogue, 580 West Hastings Street, Vancouver, British Columbia, V6B 1L6, for the following purposes:

a)	to receive the report of the directors;

b)	to receive the audited financial statements of the Corporation for the fiscal year ended March 31, 2010, together with the report of the auditors thereon;

c)	to appoint auditors and to authorize the directors to fix their remuneration;

d)	to elect directors for the ensuing year;

e)	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting; and

f)	to consider any amendment to or variation of any matter identified in this Notice.

Our Management Proxy Circular, Annual Report and form of proxy accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting and the Annual Report includes the audited financial statements of the Corporation for the year ended March 31, 2010.

If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date, execute and deliver the accompanying form of proxy by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by hand or by mail to Computershare Investor Services Inc. at Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

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If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

DATED at Vancouver, British Columbia on July 26, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"

Johann F. Tergesen

President and Chief Operating Officer

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BURCON NUTRASCIENCE CORPORATION

1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone: (604) 733-0896
Facsimile: (604) 733-8821

MANAGEMENT PROXY CIRCULAR

as at July 26, 2010

The board of directors (the “Board”) of Burcon NutraScience Corporation (the "Corporation") is delivering this management proxy circular (the "Management Proxy Circular") to you in connection with the solicitation of proxies for use at the annual meeting of its shareholders (the "Meeting") to be held on September 9, 2010 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. In this Management Proxy Circular, unless the context otherwise requires, all references to "Burcon NutraScience Corporation", "Burcon", "we", "us" and "our" refer to Burcon NutraScience Corporation.

GENERAL PROXY INFORMATION

Who Can Vote

Burcon is authorized to issue an unlimited number of common shares ("Common Shares") without nominal or par value. As of July 26, 2010, we had outstanding 29,576,683 Common Shares. Persons who on July 26, 2010 are recorded on our share register as holders of our Common Shares can vote at the Meeting. Each Common Share has the right to one vote.

To the knowledge of our directors and officers, as of July 26, 2010, the only person or corporation who beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of Burcon is:

	Number of Shares	Percentage of
	Held	Voting Shares
ITC Corporation Limited (a Bermuda Company)	6,303,775*	21.31%

Note:

*

4,507,109 of these shares are held by Large Scale Investments Limited and 1,796,666 of these shares are held by Great Intelligence Limited, both of which are British Virgin Islands companies and direct wholly-owned subsidiaries of ITC Corporation Limited (web site: www.itc.com.hk), a company whose shares are listed on The Stock Exchange of Hong Kong Limited.

How You Can Vote

If you are a registered shareholder (i.e., your Common Shares are held in your name) you may vote your Common Shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the accompanying form of proxy and following the delivery instructions contained in it and this Management Proxy Circular.

If you are an unregistered shareholder (i.e., your Common Shares are held in "street name" because they are registered in the name of a stockbroker or financial intermediary), you must follow the instructions on the voting instruction form or proxy form provided by your stock broker or financial intermediary. If you do not follow the special procedures described by your broker or financial intermediary, you will not be entitled to vote. If you are unsure as to how to follow these procedures, please contact your stockbroker.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Burcon. All costs of this solicitation will be borne by Burcon.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are the President and Chief Operating Officer of Burcon and the Senior Vice President, Legal and Corporate Secretary of Burcon. You may also appoint some other person, who need not be a shareholder, to represent you at the Meeting either by inserting such other person’s name in the blank space provided in the form of proxy. A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to Computershare Investor Services Inc. by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by mail or by hand at its office at Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (exclusive of non-business days) before the Meeting or any adjournment thereof at which the proxy is to be used.

A registered shareholder may revoke a proxy by

(a) providing a written notice of revocation to Computershare Investor Services Inc. by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by mail or by hand at its office at Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes the reconvening thereof,

(b) providing a written notice of revocation to Burcon at its head office which is located at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes the reconvening thereof,

(c) providing a written notice of revocation to the Chairman of the Meeting on the day of the Meeting and before any vote in respect of which the proxy to be used is taken that you are revoking your proxy and voting in person at the Meeting, or

(d) any other manner provided by law.

Your revocation of a proxy will not affect a matter on which any vote has already been taken.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented by the proxy in accordance with your instructions on any ballot that may be called for and if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. The proxy grants the nominees the discretion to vote on

(a)	each matter or group of matters identified in the proxy where you do not specify how you want to vote, except for the election of directors and the appointment of auditors,

(b)	any amendment to or variation of any matter identified in the proxy, and

(c)	any other matter that properly comes before the Meeting.

If on a particular matter to be voted on, you do not specify in your proxy the manner in which you want to vote, your Common Shares will be voted as recommended by management.

As of the date of this Management Proxy Circular, we know of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each proxyholder named in the proxy can vote in accordance with their discretion.

Votes Necessary to Pass Resolutions

Burcon’s by-laws provide that a quorum for the transaction of business at any shareholders’ meeting is two persons present in person or by proxy representing 5% of the outstanding Common Shares entitled to vote at the Meeting. A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions other than the election of directors and appointment of auditor. If there are more nominees for election as directors or appointment as Burcon’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Burcon’s Articles of Incorporation provide that the Board is to be comprised of a minimum of three directors and a maximum of ten directors. The number of directors is fixed by the Board, and has been fixed at eight for the ensuing year. The term of office of each of the present directors expires at the conclusion of the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director; however, if for any reason any proposed nominee does not stand for election or is unable to serve as such, proxies in favour of management’s designees will be voted for another nominee in its discretion unless the shareholder has specified in his proxy that his or her Common Shares are to be withheld from voting on the election of directors. Each director elected will hold office until the conclusion of the next annual meeting of shareholders of Burcon or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our by-laws or with the provisions of the Business Corporations Act (Yukon).

The following table sets out the names of the nominees for election as directors, the province and/or country in which each is ordinarily resident, all offices of Burcon now held by each of them, their principal occupations, the period of time for which each has been a director of Burcon, and the number of Common Shares of Burcon beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at July 26, 2010. A biography of each director and officer, which includes a five year history of employment, follows under "Biographies of Directors".

Name, Position	Principal Occupation During the	Period as a	Common
and Country of	Previous Five Years(1)	Director of the	Shares Held(1)
Residence(1)		Company
Allan Yap, Chairman of the Board, Chief Executive Officer and Director, Hong Kong, China	Chairman and Chief Executive Officer of Burcon; President of Burcon Group Limited (investment company) until July 2007	Since November 3, 1998	1,333,666
Johann F. Tergesen, President, Chief Operating Officer	President and Chief Operating Officer of Burcon	Since November 3, 1998	277,902

________

(1)	The information as to province, country of residence, principal occupation, and Common Shares beneficially owned has been furnished by the respective nominees.

Name, Position	Principal Occupation During the	Period as a	Common
and Country of	Previous Five Years(1)	Director of the	Shares Held(1)
Residence(1)		Company
and Director, British Columbia, Canada
Rosanna Chau, Director, Hong Kong, China	Deputy Chairman and Managing Director of ITC Corporation Limited (investment holding); Executive Director of China Strategic Holdings Limited (diversified industrial company (at the time)) from October 2000 to June 2006; Executive Director of Paul Y. – ITC Construction Holdings Limited (now PYI Corporation Limited) (diversified construction, development and investment in infrastructure projects and real estate development (at the time)) from August 1994 to September 2005	Since November 3, 1998	385,389
Paul Westdal, Director, Manitoba, Canada	President, Agri-Tec International Inc. (grain handling, storage and processing); private consultant; professional agrologist and member of Agricultural Institute of Canada	Since October 8, 1999	608,271 (2)
Richard O’C. Whittall, Director, British Columbia, Canada	Partner, Watershed Capital Partners (investment bank)	Since October 26, 2005	23,669 (3)
Lawrence Wang, Director, Alberta, Canada	Professor Emeritus in the Department of Biological Sciences, University of Alberta since 2005	Since September 3, 2009	67,700 (4)
David Lorne John Tyrrell, Director, Alberta, Canada	Founding Director of Li Ka Shing Institute of Virology, University of Alberta since April 2010; Canadian Institute of Health Research/Glaxo SmithKline Chair in Virology, Department of	Since December 1, 2009	NIL
________

(2) Includes 439,767 Common Shares owned by Pelican Pouch Inc., a company controlled by Paul Westdal.
(3) Includes 1,000 Common Shares held by Jennifer Whittall.
(4) 30,100 of these Common Shares are held by Canadian Cold Buster Ltd., a company controlled by Lawrence and Rosa Wang.

Name, Position	Principal Occupation During the	Period as a	Common
and Country of	Previous Five Years(1)	Director of the	Shares Held(1)
Residence(1)		Company
Medical Microbiology and Immunology, University of Alberta since 2004; Chief Scientific Officer of KMT (biotechnology company in Edmonton) since 2004; Director, Glaxo Heritage Research Institute, University of Alberta since 1992; Professor of Medicine, Biochemistry and Medical Microbiology & Immunology, University of Alberta since 1982 & Chief Executive Officer, ViRexx Medical Corp. (Edmonton, Alberta based biotechnology company) from 2005 -2007
Alan Chan, Director, Hong Kong, China	Executive director of ITC Properties Group Ltd. (property development and investment) since March 2010 and ITC Corporation Limited (investment holding) since March 2009; alternate director of PYI Corporation Limited since July 2010; financial analyst of Goldman Sachs (Asia) L.L.C. in Hong Kong from July 2006 to January 2009	Since April 20, 2010	NIL

Biographies of Directors

Allan Yap – Director, Chairman and Chief Executive Officer

Dr. Yap has over 27 years experience in finance, investment and banking. Dr. Yap was the President and a director of Burcon Group Limited from June 1998 to July 2007, a private company which is involved in real estate and other investments. Dr. Yap obtained his Honorary Doctor of Laws degree from the University of Victoria in 2001. Dr. Yap is the Chairman of Hanny Holdings Limited and Executive Director of Rosedale Hotel Holdings Limited (formerly known as Wing On Travel (Holdings) Limited) and See Corporation Limited, all of which are companies whose shares are listed on The Stock Exchange of Hong Kong Limited. He is the Chairman and Chief Executive Officer of China Enterprises Limited, a company whose shares are traded on the OTC Securities Market in the United States. He is the Executive Chairman of PSC Corporation Ltd., Intraco Limited and Tat Seng Packaging Group Ltd., all of which are companies whose shares are listed on the Singapore Exchange Limited. He is also the Chairman of MRI Holdings Limited, a company whose shares are listed on the Australian Securities Exchange.

Johann F. Tergesen – Director, President and Chief Operating Officer

Mr. Tergesen was one of the founding shareholders of Burcon Capital Corp., which acquired B.M.W. Canola Inc. in October of 1999 and subsequently changed its name to Burcon NutraScience Corporation. Prior to his role as President and Chief Operating Officer of Burcon, Mr. Tergesen was Vice President and Treasurer of BurCon Properties Limited, a real estate development and ownership company with assets in excess of $3 billion. Mr. Tergesen has been with the Burcon group of companies since December of 1995. Prior to that, he was a manager in the corporate finance group of the Vancouver office of Coopers & Lybrand, Chartered Accountants. Mr. Tergesen holds a B.A. in economics from the University of Winnipeg, an M.B.A. from McGill University, and is a member of the Canadian Institute of Chartered Accountants.

Rosanna Chau – Director

Ms. Chau is the Deputy Chairman and Managing Director of ITC Corporation Limited, a company which has interests in a diverse portfolio of businesses and the shares of which are listed on The Stock Exchange of Hong Kong Limited. Ms. Chau has over 29 years of experience in international corporate management and finance. Ms. Chau holds a Bachelor’s Degree and a Master’s Degree in Commerce and is a fellow member of the Hong Kong Institute of Certified Public Accountants and the CPA Australia and a member of the Certified General Accountants’ Association of Canada. Ms. Chau was a director of Oxford Properties Group Inc. from July 1995 to October 2001. Ms. Chau was a director of BurCon Properties Limited from July 1997 to May 1998.

Paul Westdal – Director

Mr. Westdal is a founder of B.M.W. Canola Inc., the Manitoba based company that developed the technology acquired by Burcon NutraScience Corporation in October 1999. Mr. Westdal is a professional agrologist, belonging to the Agricultural Institute of Canada. He is President of Agri-Tec International, a consortium of grain based construction companies located in Winnipeg. Mr. Westdal was previously the Director of Marketing for the Canadian International Grains Institute. He has been employed for over 30 years in various positions in Canada and abroad with the Canadian Wheat Board. Mr. Westdal has over 31 years of experience marketing and developing sales of agricultural products around the world. Mr. Westdal holds Bachelor of Arts degree and Master of Science degree in Agricultural Economics from the University of Manitoba.

Richard O’C. Whittall – Director

Mr. Whittall is a partner of Watershed Capital Partners, an investment banking firm based in Vancouver, British Columbia. Over the past 22 years, Mr. Whittall has participated in a diverse range of corporate activities, including mergers and acquisitions and the completion of several major corporate financings in Canada. He currently serves as a director on the boards of several public companies. Mr. Whittall holds degrees from University of British Columbia and University of Cambridge.

Lawrence Wang – Director

After an extensive teaching and research career, Dr. Lawrence Wang retired in 2005 and became Professor Emeritus in the Department of Biological Sciences at the University of Alberta. Dr. Wang undertook his graduate studies in the United States and finished his Masters degree in Biology at Rice University, Houston, Texas, and his Ph.D. degree in Animal Physiology at Cornell University in Ithaca, New York in the 1960’s. Dr. Wang’s research involved energy and fat metabolism and the enhancement of cold tolerance in man, hibernation and hypothermia, and the influence of herbs (e.g. ginseng) on learning and memory, aging, exercise and obesity. His publications include five patents, five edited books, and over 150 original scientific research papers and reviews. He is the inventor of the Canadian Cold Buster bar and the Access bar, patented products based on his 18 years of research on energy and fat metabolism.

Dr. Wang has received numerous awards including the Innovative Technology of the Year, Alberta Science and Technology Leadership Award (1992), the Gordon Royal Maybee Award from the Canadian Institute of Food Science and Technology (1992), Elected Fellow, Academy of Sciences, Royal Society of Canada (FRSC, 1993), the highest honor achievable by academics in Canada and the Friendship Award, Government of China, for service to eco-rehabilitation and poverty alleviation in rural China (2006).

David Lorne John Tyrrell – Director

Dr. D. Lorne Tyrrell is the Canadian Institute of Health Research (CIHR)/Glaxo SmithKline Chair in Virology in the Department of Medical Microbiology and Immunology at the University of Alberta. Since 1986, he has focused his research on viral hepatitis. Supported by CIHR and Glaxo Canada, Dr. Tyrrell’s work on the development of antiviral therapy resulted in the licensing of the first oral antiviral agent to treat chronic hepatitis B infection – lamivudine - in 1998. Dr. Tyrrell holds 22 international patents for his studies on viral hepatitis. Dr. Tyrrell was Dean of the Faculty of Medicine and Dentistry from 1994 – 2004 at the University of Alberta and is currently the Chair of the Board of Directors of the Gairdner Foundation. The Canada Gairdner International Awards recognizes excellence in medical science research globally. Dr. Tyrrell has received numerous prestigious awards including the Gold Medal of the Canadian Liver Foundation (2000), the FNG Starr Award of the Canadian Medical Association (2004) and the Principal Award of the Manning Awards Foundation (2005). In April 2010, D. Lorne Tyrrell was appointed as the inaugural director of the Li Ka Shing Institute of Virology at the University of Alberta.

Alan Chan – Director

Mr. Chan is an executive director of ITC Corporation Limited and ITC Properties Group Ltd., both of Hong Kong. At ITC Corporation Limited, Mr. Chan has focused on the sourcing, negotiations and valuation of venture capital deals in various sectors including technology in the U.S. and Korea, natural resources and commodities opportunities in China, hospitality in Greater China and Southeast Asia, public and private corporate finance transactions, as well as business development and strategy for the group’s hospitality business. At ITC Properties Group Ltd., Mr. Chan has been involved with due diligence, negotiations, investment, sourcing as well as master planning and design of commercial, hospitality and residential projects. In addition, he is the lead executive director developing new policies for green and sustainable development practices throughout the group. Mr. Chan is an alternate director to Dr. Chan Kwok Keung, Charles for PYI Corporation Limited. Prior to joining ITC, Mr. Chan worked in the Investment Banking Division of Goldman Sachs Group with a focus on capital raising, mergers & acquisitions and strategic advisory for financial institutions in Greater China and Southeast Asia with transactions ranging from US$500 million to US$5.6 billion. Mr. Chan is a graduate of Duke University majoring in Political Science - International Relations with minors in Philosophy and Economics. He is an advisor of the Bisagni Environmental Enterprise (BEE Inc.).

Burcon does not have an executive committee of its directors. Burcon has an audit committee, a corporate governance committee and a nominating and compensation committee. The members of each of the three committees consist of the following independent directors: Stuart MacGregor, Lawrence Wang and Richard O’C. Whittall. The Corporation also has a commercialization committee comprised of Johann Tergesen, Alan Chan and Richard O’C. Whittall.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, none of the persons nominated for election as a director:

(a)	is, as at the date of this Management Proxy Circular, or has been within 10 years before the date of this Management Proxy Circular, a director or chief executive officer or chief financial officer of any company (including Burcon) that:

(i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer, or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer, or chief financial officer.

(b)	is at the date hereof, or has been within 10 years before the date of this Management Proxy Circular, a director or executive officer of any company (including Burcon) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before this Management Proxy Circular become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Ms. Rosanna Chau is the Deputy Chairman and Managing Director of ITC Corporation Limited ("ITC"), a company whose shares are listed on The Stock Exchange of Hong Kong Limited. On November 15, 2005, the Securities and Futures Commission (the "SFC") of Hong Kong criticized the board of directors of ITC for breaching Rule 21.3 of the Code on Takeovers and Mergers (the "Takeovers Code") in respect of the dealing in the securities of Hanny Holdings Limited ("Hanny") by ITC during an offer period without the consent of the Executive Director of the Corporate Finance Division of the SFC. Rule 21.3 of the Takeovers Code restricts share dealings and transactions by an offeror and parties acting in concert with it during securities exchange offers. Hanny was involved in a securities exchange offer announced in April 2005. Since ITC held over 20% of the shares of Hanny, it was presumed to be acting in concert with Hanny under the Takeovers Code. Ms. Rosanna Chau was then a director of ITC. There were no penalties or sanctions imposed on ITC by any regulatory authorities.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”), of Suite 700, 250 Howe Street, Vancouver, B.C., V6C 3S7 will be nominated at the Meeting for reappointment as auditor of Burcon at a remuneration to be fixed by the directors. PwC has been Burcon's auditor since March l, 2001.

CORPORATE GOVERNANCE DISCLOSURE

Under National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") Burcon is required to disclose its corporate governance practices in its Management Proxy Circular. National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) sets out corporate governance guidelines for public companies. The Board and management of Burcon believe that good corporate governance practices are integral to the overall success of the Corporation and to protect shareholders’ interests. Over the past fiscal year, Burcon has strived to develop and implement corporate governance practices that are in line with the guidelines established in NP 58-201. Given the current stage of development of the Corporation, the Board considers that some of the guidelines in NP 58-201 are not suitable at this time and therefore, those guidelines have not been adopted. In the current fiscal year, the Corporation will continue to review its corporate governance practices and plans to further refine them in accordance with NP 58-201.

Board of Directors

Burcon's Board currently consists of 9 directors. The Board believes that its composition reflects a good mix of individuals with varying backgrounds and experience in the fields of business, finance and science and will be conducive to facilitate a diversity of perspectives in the overall management of the Corporation. Of the 8 nominees proposed for election at the Meeting, four of the directors are considered independent within the meaning of the term "independent" set out in NI 58-101. The independent board members are Dr. D. Lorne Tyrrell, Dr. Lawrence Wang, Mr. Paul Westdal and Mr. Richard O’C. Whittall. Dr. Allan Yap and Mr. Johann Tergesen are not considered independent because they are officers of Burcon. Ms. Rosanna Chau is the Deputy Chairman and Managing Director and Mr. Alan Chan is an Executive Director of ITC Corporation Limited, which owns, directly or indirectly, approximately 21.31% of Burcon’s issued and outstanding Common Shares. ITC through its subsidiary Burcon Group Limited provides secretarial, administrative, legal and accounting services to Burcon and its wholly-owned subsidiary, Burcon NutraScience (MB) Corp., as well as office space and the use of office equipment by Burcon. Burcon Group Limited charged Burcon an aggregate of $216,150 (plus GST) for these services, office space and equipment rental for the year ended March 31, 2010.

The Common Shares of the Corporation were listed on the TSX on June 18, 2009. As result, the Corporation became a non-venture issuer. During the fiscal year, the Corporation added two additional independent directors to the Board. Independent directors actively participate in board meetings and have direct communication with management on key business issues to ensure independent supervision over management. The Board currently consists of a majority of independent directors. If the 8 nominees proposed for election at the Meeting are all elected, the Board will consist of an equal number of independent and non-independent directors. In the coming year, the nominating and compensation committee will work with the Board to find a suitable candidate to add to the Board as an independent director so that the majority of the Board will be comprised of independent directors.

Directorships

The following table sets out the relationships of Burcon’s directors with other reporting issuers.

Director	Reporting Issuer or the Equivalent in a Jurisdiction or a Foreign Jurisdiction
Allan Yap	Chairman of the Board of Directors, Hanny Holdings Limited
Executive Director, Rosedale Hotel Holdings Limited (formerly known as Wing On Travel (Holdings) Limited)
Chairman and CEO, China Enterprises Limited
Chairman, MRI Holdings Limited
Executive Chairman, PSC Corporation Ltd.
Executive Chairman, Intraco Limited
Executive Chairman, Tat Seng Packaging Group Ltd.
Executive Director of See Corporation Limited
Alan Chan	Executive Director, ITC Corporation Limited
Executive Director, ITC Properties Group Ltd.
Alternate Director, PYI Corporation Limited
Rosanna Chau	Deputy Chairman and Managing Director, ITC Corporation Limited
Richard O'C. Whittall	Director, Canadian General Investments, Limited
Director, Canadian World Fund Limited
Director, China Enterprises Limited
Director, Fortress Paper Ltd.
Director, GVIC Communications Corp.
Director, Maximizer Software Inc.
Director, President and CEO of Newstrike Capital Inc.
Director, SBI Skin Biology Incorporated
Director and Principal Shareholder, Winwell Ventures Inc.

Independent Director Meetings

In the past, the Board had not established a practice to hold in-camera sessions (without management present) as a regular part of each Board meeting. The Board held an in-camera session at its November 12, 2009 meeting. At the January 27, 2010 meeting of the corporate governance committee of the Board, the directors of the committee agreed to encourage the Board to hold in-camera sessions at all future Board meetings. Since then, the Board has held two meetings, at which in-camera sessions were made a regular item of the Board meeting agenda. Independent directors also held informal in-camera discussions regularly during the year. The Board believes the foregoing practices enable the independent directors to conduct open and candid discussions among them.

Lead Director

The Chairman of the Board is Dr. Allan Yap, who is also the Chief Executive Officer of the Corporation. Because Dr. Yap is not considered independent, the Board appointed Dr. Lawrence Wang as lead director of the Corporation on February 4, 2010. As lead director, Dr. Wang chairs Board meetings in Dr. Yap’s absence. Dr. Wang facilitates discussions among independent directors and acts as liaison between the Board and management. He also works with management and receives input from other directors of the Board to set the agenda for Board meetings.

Summary of Attendance of Directors

The table below sets out the attendance by the directors at meetings during the fiscal year ended March 31, 2010.

Director	Board of	Audit Committee	Nominating and	Corporate Governance
	Directors		Compensation	Committee
Committee
	8 meetings	3 meetings	2 meetings	2 meetings
Allan Yap	2/8	N/A	N/A	N/A
Rosanna Chau	8/8	2/3	N/A	N/A
Dorothy Law(1)	8/8	N/A	N/A	N/A
Stuart MacGregor	8/8	2/3	2/2	2/2
Johann F. Tergesen	8/8	N/A	N/A	N/A
David Lorne John Tyrrell	1/8 (2)	N/A	N/A	N/A
Paul Westdal	7/8	N/A	N/A	N/A
Lawrence Wang	4/8(3)	1/3(3)	2/2	2/2
Richard O’C. Whittall	8/8	3/3	2/2	2/2

Notes:

(1)	Ms. Law resigned from the Board on April 20, 2010. Her vacancy was filled by Mr. Alan Chan, who is one of the nominees for director at the Meeting.

(2)	Dr. Tyrrell was appointed to the Board effective December 1, 2009.

(3)	Dr. Wang was appointed to the Board effective September 3, 2009.

Board Mandate and Ethical Business Conduct

The Board is responsible for the stewardship of the Corporation and for the supervision of the management of the business and affairs of the Corporation. The Board actively participates in assessing significant decisions proposed by management. On April 14, 2010, the Board adopted a written mandate defining its responsibilities, a copy of which is attached to this Management Proxy Circular as Schedule “A”.

Since October 2005, the Board has adopted a Code of Business Ethics and Conduct (the “Code”), a copy of which is attached to this Management Proxy Circular as Schedule “B”. All directors, officers and employees of Burcon and its subsidiary, Burcon NutraScience (MB) Corp. have read and agreed to abide by the Code. The Board has delegated to the audit committee the authority to monitor compliance with the Code and report any non-compliance to the Board at quarterly intervals. The audit committee has established procedures to allow directors, officers and employees to report breaches of the Code or any illegal or unethical behaviour anonymously to the chair of the audit committee. Shareholders may obtain a copy of the Code by written request to Burcon at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2, Attn.: Corporate Secretary.

Position Descriptions

The Board has not developed position descriptions for the Chairman of the Board nor the chair of each committee. However, the Board intends to work with the Chairman and the respective chair of each of the Board’s committees in the coming fiscal year to develop these descriptions. Despite having no written descriptions, the Board believes that the Chairman of the Board or each committee, respectively, is sufficiently skilled through education and business experience to lead the Board or the respective committee and to implement the principles adopted in the Board mandate or each committee’s relevant committee charter.

The Board has not developed position descriptions for Dr. Allan Yap, the Chief Executive Officer of Burcon or for Mr. Johann F. Tergesen, Burcon’s President and Chief Operating Officer. Dr. Allan Yap is responsible for the overall strategic management of Burcon. Under the direction of Dr. Yap, the duties relating to Burcon’s day-to-day operations have been delegated to Mr. Johann F. Tergesen. Despite having no written descriptions, Dr. Yap and Mr. Tergesen are charged with fulfilling the Corporations’ objectives and the Board believes that they are sufficiently skilled through their business experience to manage and provide direction to Burcon’s management to achieve these objectives.

Orientation and Continuing Education

New directors of Burcon are provided with orientation materials containing information on Burcon’s business, technology, financial information and the roles and responsibilities of directors. Directors are also updated on new developments in the business by management presentations at Board meetings and through regular management reports in between Board meetings. Finally, directors are regularly informed about changes in legal or regulatory requirements applicable to the Corporation.

Each committee of the Board has, with the input of committee members, developed and implemented a charter. Committee members are guided by its charter when fulfilling their roles. Committee members are also updated by management on legal or regulatory requirements specific to the committee’s area of focus. For example, during the past two years, audit committee members have been regularly updated by management and the Corporation’s auditors with respect to the requirement to change the Corporation’s financial statement reporting practices from Canadian generally accepted accounting principles to the new International Financial Reporting Standards that will be applicable to the Corporation commencing for the fiscal year ending March 31, 2012. The Corporation’s auditors also provide audit committee members with updates on emerging accounting, auditing and regulatory developments.

Nomination of Directors and Compensation

Burcon has a nominating and compensation committee comprised of Mr. Stuart MacGregor, Dr. Lawrence Wang and Mr. Richard O’C. Whittall. All of the directors of the nominating and compensation committee are independent. Dr. Wang is the chair of the nominating and compensation committee. The nominating and compensation committee has adopted a written charter to assist committee members in fulfilling their roles. The duties and responsibilities of the nominating and compensation committee are:

  Determine remuneration and other benefits of the Corporation’s directors, executive officers and consultants and performance bonuses and long term incentives for the Corporation’s employees;

  Recommend Board Nominees by seeking out and recommending to the board of directors the nominees for appointment, election or re-election; and

  As required, the Committee will review and approve succession plans for directors, executive officers of the Corporation, and, as deemed necessary by the Committee, any other officers or employees of the Corporation.

Since April 1, 2009, two new directors were proposed for nomination and appointment to the Board by Dr. Wang. The nominations were reviewed by the nominating and compensation committee members and the Board. All members of the Board are encouraged to recommend individuals they believe are suitable for the Corporation.

Burcon does not have a formal executive compensation program and relies on the recommendations of the nominating and compensation committee and Board discussion to determine executive compensation. Since fiscal year 2005, the Board has not conducted any formal reviews of executive and director compensation. The base salary component for Mr. Tergesen has remained the same from fiscal 2008 to fiscal 2010. The annual retainer and meeting fees for directors remained unchanged during the year ended March 31, 2010 from the two previous years. As at the date of this Management Proxy Circular, the nominating and compensation committee has begun the process of developing a formal compensation review process and will continue to work towards finalizing the process in the current fiscal year. For more information, refer to the section "Statement of Executive Compensation".

Corporate Governance Committee

Burcon has a corporate governance committee comprised of Mr. Stuart MacGregor, Dr. Lawrence Wang and Mr. Richard O’C. Whittall. All of the directors of the corporate governance committee are independent. Mr. MacGregor is the chair of the corporate governance committee. The corporate governance committee has adopted a written charter to assist committee members in fulfilling their roles. The corporate governance committee is responsible for all matters relating to the governance of the Corporation and for reporting and making recommendations to the board of directors regarding such matters. The corporate governance committee has assisted the Board with the implementation of the following:

  Appointment of a lead director to the Board;

  Holding regular in-camera sessions of non-management directors at Board meetings; and

  Formation of the commercialization committee and adoption of the committee’s mandate.

Commercialization Committee

On April 14, 2010, the Board established a commercialization committee comprised of Messrs. Alan Chan, Johann Tergesen and Richard O’C. Whittall. Mr. Tergesen is the chair of the commercialization committee. The commercialization committee has adopted a written charter to assist committee members in fulfilling their roles. The purpose of the commercialization committee is to provide guidance to management with respect to the commercialization of Burcon’s canola and soy based technologies and to improve communication between management and the Board. Committee members meet regularly to promote open discussions about the Corporation’s current business activities and strategies.

Assessment

The Board strives to meet at least once per quarter to assess the developments of Burcon’s business and management recommendations. The Board does not currently have a formal process for assessing itself, its committees or its individual directors and whether each is performing effectively. However, directors are encouraged to have open discussions at Board meetings or to communicate directly with the Board’s Chairman or lead director.

Objectives for the year ending March 31, 2011

During the fiscal year, the Board developed and implemented certain ways to enhance its corporate governance practices to be in line with the guidelines set out in NP 58-201. As previously noted, the Board believes that at this stage of the Corporation’s development, some of the guidelines may not be suitable for Burcon. However, in the coming year, the Board will continue to review the guidelines and address additional ways in which the Corporation can further improve its corporate governance practices.

AUDIT COMMITTEE AND DISCLOSURE UNDER
NATIONAL INSTRUMENT 52-110

Under National Instrument 52-110 ("NI 52-110"), Burcon is required to disclose in its Management Proxy Circular certain information concerning the composition of its audit committee and its auditor. The audit committee carries out the various responsibilities set forth in its charter, a copy of which is attached to this Management Proxy Circular as Schedule “C”.

Composition of the Audit Committee

The audit committee of Burcon is comprised of Mr. Stuart MacGregor, Dr. Lawrence Wang and Mr. Richard O’C. Whittall. Mr. Whittall is the chair of the audit committee. All members of the audit committee are financially literate. Under NI 52-110, an individual is "financially literate" if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Burcon’s financial statements.

Mr. Whittall has over 22 years of experience in the financial sector and serves on the audit committee of other publicly listed companies. Mr. MacGregor has over 30 years of experience in the financial market, having initial work experience in both commercial lending and investment banking followed by a recent focus on investment management. Mr. MacGregor has in the past served as a director of a number of public companies and in doing so has been actively involved as a member of both the audit and compensation committees. Dr. Wang is the inventor of the Canadian Cold Buster bar and the Access bar, a patented, technology-transferred product based on his 18 years of research on energy and fat metabolism. This “fat-conversion activity bar” is currently being marketed in the US, Canada, Australia, New Zealand, Taiwan, Hong Kong, Korea and the United Kingdom. Through these businesses, Dr. Wang has gained experience in reading and understanding financial statements that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Burcon’s financial statements.

A member of the audit committee is "independent" if the member has no direct or indirect material relationship with Burcon, which could, in the view of Burcon’s board of directors, reasonably interfere with the exercise of a member’s independent judgement. All the members of the audit committee are independent.

Audit Committee Oversight

During the most recently completed financial year, all recommendations of the audit committee with respect to financial reporting and to nomination or compensation of Burcon’s external auditor were adopted by the Board.

Pre-Approval Policies and Procedures

The charter of the audit committee requires pre-approval of non-audit services provided by the external auditor of Burcon. The auditor was not engaged to provide any non-audit services during the most recently completed financial year.

External Auditor Service Fees

Fees billed by PwC to Burcon for audit services relating to the last two fiscal years are outlined in the following table.

Nature of Services	Fees billed by auditor for the fiscal	Fees billed by auditor for the fiscal
	year ended March 31, 2010	year ended March 31, 2009
Audit Fees[1]	$34,000	$34,000
Audit-Related Fees[2]	$57,250	Nil
Tax Fees[3]	Nil	Nil
All Other Fees[4]	Nil	Nil
Total	$91,250	$34,000

Notes:

(1) "Audit Fees" include the aggregate fees billed by PwC relating to the respective fiscal year. Of the total Audit Fees paid, $6,000 (2009 - $6,000) is recoverable from ITC Corporation Limited ("ITC"), a company with an approximate 21.31% interest in the Company, in connection with reporting to ITC’s auditors for their annual audit.

(2) "Audit-Related Fees" include the aggregate fees billed for the respective fiscal year for assurance and related services by PwC that are reasonably related to the performance of the audit or review of Burcon’s financial statements and are not reported under "Audit Fees".

(3) "Tax Fees" include the aggregate fees billed for the respective fiscal year for professional services rendered by PwC for tax compliance, tax advice, and tax planning.

(4) "All Other Fees" include the aggregate fees billed for the respective fiscal year for products and services provided by PwC, other than the services reported under "Audit Fees", "Audit-Related Fees" and "Tax Fees".

SECURITIES AUTHORISED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

EQUITY COMPENSATION PLAN INFORMATION AS AT MARCH 31,2010
Plan Category	Number of securities to	Weighted-average exercise	Number of securities
	be issued upon exercise of	price of outstanding options,	remaining available for
	outstanding options,	warrants and rights	future issuance under equity
	warrants and rights		compensation plans
[excluding securities
reflected in column (a)]
	(a)	(b)	(c)
Equity compensation plans approved by Securityholders (see "2001 Share Option Plan" below)	2,548,871	$5.59	171,045
Equity compensation plans not approved by Securityholders	Nil	N/A	None
Total	2,548,871	$5.59	171,045

The numbers of the above chart are as at March 31, 2010.

At Burcon’s annual and special meeting held on September 19, 2001, the shareholders of Burcon approved the terms of the 2001 Share Option Plan (the “Option Plan”) under which directors, officers, employees and consultants of Burcon may be granted options to acquire Common Shares of Burcon. The Option Plan was amended in 2003, 2004, 2007 and 2009 to, among other amendments, increase the number of Common Shares issuable under the Option Plan. The principal purpose of the Option Plan is to encourage equity participation in Burcon by its employees, directors, officers and contractors.

Under the Option Plan, the total number of Common Shares which can be issued is 4,471,676, representing 15.12% of our issued and outstanding capital. As at the date of this Management Proxy Circular, a total of 2,255,760 options have been exercised and 2,174,871 stock options are outstanding under the Option Plan representing 7.35% of our issued and outstanding capital. Of the total options outstanding, 1,742,500 options are granted to insiders representing 5.89% of our outstanding capital. Currently, 41,045 options are available for grant under the Option Plan.

The principal terms of the Option Plan are:

  All options granted under the Option Plan are non-assignable and non- transferable;

  No option may be exercised after the directors, officers, employees and consultants of Burcon are no longer employed, except in the case of death, retirement or the participant becoming totally disabled;

  All options have a term of up to 10 years;

  The exercise price and vesting terms of each option are to be determined at the discretion of the Board at the time of grant. The minimum exercise price of an option granted under the Option Plan must not be less than the market price for Burcon’s Common Shares as traded on the Toronto Stock Exchange (“TSX”) as at closing on the last trading day before the date that the option is granted;

  There is a provision that if the expiry date of any vested option held by an optionee falls during or within nine business days following the end of a black-out period or other trading restriction, then the expiry date of such option shall be automatically extended to the date that is ten business days following the date of the relevant black-out period or other trading restriction being lifted, terminated or removed. The ten business day period referred to in this provision may not be extended by the Board; and

  Subject to regulatory approval, but without shareholders’ approval the Board may amend the Option Plan and the terms and conditions of options, including any necessary amendments resulting from a change in law, clerical errors, vesting provisions, expiration dates within the original term or to provide a cashless exercise feature. Any amendments to reduce the exercise price of options that are granted to insiders will require disinterested shareholder approval.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Following the listing of the Corporation’s Common Shares on the TSX, Burcon established a nominating and compensation committee comprised of the following independent directors: Dr. Lawrence Wang, Mr. Stuart MacGregor and Mr. Richard O’C. Whittall. See “Biographies of Directors”. The purpose of the nominating and compensation committee is to carry out the Board’s overall responsibility to review and approve the Corporation’s employee and management compensation policies and practices, incentive compensation plans (cash and equity-based short and long term incentive plans), the amount and form of compensation of the executive officers of the Corporation, all appointments of employees as executive officers, all director nominations to the board and succession plans for directors and executive officers of the Corporation.

The nominating and compensation committee makes recommendations to the Board with respect to executive compensation. During the year, the nominating and compensation committee met twice to review executive compensation. Burcon does not have a formal executive compensation program and relies on the recommendations of the nominating and compensation committee and Board discussion to determine executive compensation. In determining compensation, the Board strives to be competitive in order to attract, retain and motivate executives, provide incentives for executives and key employees to work towards achieving business goals and objectives as well as to ensure that the interests of management of Burcon and Burcon’s shareholders are aligned.

Burcon’s main objectives during fiscal 2010 were to further the development and commercialization of its canola and soy products. In addition, Burcon continued to refine its protein extraction and purification technologies, develop new technologies and related products and further strengthened and expanded its intellectual property portfolio.

During the fiscal year, Burcon achieved key business goals and objectives, filing a formal notification for Puratein® canola protein isolate and Supertein™ canola protein isolate with the US Food and Drug Administration (the “FDA”), having determined, based on a review of the data referenced in the notification, that Burcon’s Puratein® canola protein isolate and Supertein™ canola protein isolate are generally regarded as safe (“GRAS”) for their intended use as an ingredient in a variety of food and beverage applications and in addition, that both substances are exempt from premarket approval requirements of the Food, Drug and Cosmetic Act, with the intention of obtaining a no-objection letter from the FDA. Burcon also entered into material transfer agreements and non-disclosure agreements with a number of globally recognized food, beverage and nutritional product companies for the evaluation of Burcon’s CLARISOY® soy protein isolate with the objective of entering into a strategic alliance or a strategic partnership to produce, market and sell CLARISOY® soy protein isolate. Evaluation of Burcon’s CLARISOY® soy protein isolate by these parties is ongoing.

There are two major elements to Burcon’s executive compensation. They are:

  Base Salary; and

  Incentive Stock Option Plan.

The Board believes that these two elements of compensation are appropriate to compensate Burcon’s executives in light of the Corporation’s stage of development. The Board reviews these elements individually and comprehensively to ensure alignment with Burcon’s strategic goals and objectives and the Corporation’s overall compensation objectives. In the coming year, the nominating and compensation committee will continue to review the Corporation’s compensation practices. As at the date of this Management Proxy Circular, the nominating and compensation committee has begun the process of developing a formal compensation review process and will continue to work towards finalizing the process in the current fiscal year.

Base Salary

Allan Yap, Chief Executive Officer and Chairman of the Board, Jade Cheng, Chief Financial Officer and Johann F. Tergesen, President and Chief Operating Officer are the "Named Executive Officers" of Burcon. Dr. Allan Yap does not receive cash compensation for his role as Burcon’s Chief Executive Officer. Dr. Yap is responsible for the overall strategic management of Burcon and is compensated in the form of stock options granted under Burcon’s Option Plan. Under the direction of Dr. Yap, the duties relating to Burcon’s day-to-day operations have been delegated to Burcon’s President and Chief Operating Officer, Mr. Johann F. Tergesen. The services of Ms. Cheng are contracted through Burcon Group Limited pursuant to a management services agreement. See "Management Contracts". Burcon does not currently have a formal program for compensation review.

During the year ended March 31, 2005, compensation for directors and senior management, including the Chief Executive Officer and Chief Operating Officer, was evaluated by the compensation committee existing at the time, and approved by the Board. To assist the compensation committee in determining such compensation, Burcon engaged Mercer Human Resource Consulting, an independent human resource consulting company, to conduct a market review of compensation practices for Burcon’s executives and directors, and to provide input on market practices for executive bonuses. A comparator group of other organizations at an early stage of development within the research and development industry segment of the TSX Venture Exchange was used to benchmark the compensation levels and practices. Since fiscal year 2005, the Board has not conducted any formal reviews of executive and director compensation. The base salary component for Mr. Tergesen has remained the same from fiscal 2008 to fiscal 2010. As of the date of this Management Proxy Circular, the nominating and compensation committee has begun the process of developing a formal compensation review process and will continue to work towards finalizing the process in the current fiscal year.

Incentive Stock Options

At Burcon’s annual and special meeting held on September 19, 2001, the shareholders of Burcon approved the terms of the Option Plan under which directors,

officers, employees and consultants of Burcon may be granted options to acquire Common Shares of Burcon. The Option Plan was amended in 2003, 2004, 2007 and 2009 to, among other amendments, increase the number of Common Shares issuable under the Option Plan.

The principal purpose of the Option Plan is to encourage equity participation in Burcon by its employees, directors, officers and consultants. Under the Option Plan, the total number of Common Shares which can be issued is 4,471,676, representing 15.12% of our issued and outstanding capital. As at the date of this Management Proxy Circular, a total of 2,255,760 options have been exercised and 2,174,871 stock options are outstanding under the Option Plan representing 7.35% of our issued and outstanding capital. Of the total options outstanding, 1,742,500 options are granted to insiders representing 5.89% of our outstanding capital. Currently, 41,045 options are available for grant under the Option Plan. Further details about the terms of the Option Plan are provided in the section “Securities Authorized for Issuance Under Equity Compensation Plans”.

The options granted to executive officers and other employees are granted by the Board, based on the recommendations of the nominating and compensation committee. The Board reviews the nominating and compensation committee’s recommendations regarding grants of options based on contributions and performance during the year. In determining option grants, the Board takes into account previous grants to the grantees.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Burcon Common Shares on January 1, 2005 for the five most recently completed financial years, compared to the S&P/TSX composite index1.

	2005	2006	2007	2008	2009	2010
Burcon NutraScience	100.00	308.64	334.57	1011.11	617.28	1171.60
S&P/TSX Composite	100.00	125.99	136.96	138.88	90.72	125.23

________

[1]

Burcon’s Common Shares were listed on the Toronto Stock Exchange on June 18, 2009. Prior thereto, its Common Shares were listed on the TSX Venture Exchange. For the purposes of the performance graph, management has compared the shareholder return to the S&P/TSX composite Index.

Burcon’s total shareholder return increased 1071.6% over the last five fiscal years. Burcon’s share price jumped 208% between 2005 and 2006, stabilized at 8.4% gain between 2006 and 2007, and jumped again at 202% between 2007 and 2008. The decline in 2008 is consistent with that of the broader market decline as shown in the S&P/TSX composite index. Burcon’s shares dropped 38.95% while S&P/TSX composite index declined 34.68%. However, Burcon’s shares recovered and Burcon’s share price rose 89.8% between 2009 and 2010.

The trend shown in the above graph does not necessarily correspond to the Corporation’s compensation to its Named Executive Officers (as defined hereinafter) for the period ended March 31, 2010 or for any prior fiscal periods. The trading price of the Corporation’s Common Shares is subject to fluctuation based on several factors, many of which are outside the control of Burcon. These include market perception of the Corporation’s ability to achieve business goals, trading volume in the Corporation’s Common Shares, changes in general conditions in the economy and the financial markets or other general developments in the animal or plant protein industry that affect the Corporation or its competitors. In determining compensation, the Board strives to be competitive in order to attract, retain and motivate executives, provide incentives for executives and key employees to work towards achieving business goals and objectives as well as to ensure that the interests of management of Burcon and Burcon’s shareholders are aligned. See “Compensation Discussion and Analysis”.

Compensation of Executive Officers

Summary Compensation Table

Allan Yap, Chief Executive Officer and Chairman of the Board, Jade Cheng, Chief Financial Officer and Johann F. Tergesen, President and Chief Operating Officer are the "Named Executive Officers" of Burcon for the purposes of the following disclosure, which is required for all reporting issuers, as set out in securities legislation. The following table provides a summary of the total compensation paid to the Named Executive Officers during Burcon’s three most recently completed financial years ended March 31, 2010, March 31, 2009 and March 31, 2008.

SUMMARY COMPENSATION TABLE
Name and	Year	Salary	Share-	Option-	Non-equity incentive		Pension	All other	Total
Principal		($)	based	based	plan compensation		value	compen-	Compen-
Position			awards	awards				sation	sation ($)
			($)	($)	($)		($)	($)
					Annual	Long
					incentive	term
					plans	incentive
						plans
Allan Yap	2010	Nil	Nil	1,215,783	Nil	Nil	Nil	Nil	1,215,783
Chief	2009	Nil	Nil	76,441	Nil	Nil	Nil	Nil	76,441
Executive	2008	Nil	Nil	38,404	Nil	Nil	Nil	Nil	38,404
Officer and
Chairman of
the Board
Jade Cheng	2010	89,576(1)	Nil	835,851	Nil	Nil	Nil	Nil	925,427
Chief	2009	66,564(1)	Nil	129,949	Nil	Nil	Nil	Nil	196,513
Financial	2008	55,670(1)	Nil	76,809	Nil	Nil	Nil	25,000(2)	157,479
Officer
Johann F.	2010	195,000	Nil	979,831	Nil	Nil	Nil	Nil	1,174,831
Tergesen	2009	195,000	Nil	198,746	Nil	Nil	Nil	Nil	393,746
President and	2008	195,000	Nil	153,618	Nil	Nil	Nil	25,000(2)	373,618
Chief
Operating
Officer
Notes:

(1)	These amounts were paid to Burcon Group Limited. The services of Ms. Cheng are contracted through Burcon Group Limited pursuant to a management services agreement. See "Management Contracts".

(2)	This sum represents a discretionary bonus paid for milestones achieved in fiscal years ended March 31, 2007, March 31, 2006 and March 31, 2005.

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each Named Executive Officer, all of the option-based and share-based grants and awards outstanding on March 31, 2010.

	Option-based Awards				Share Based Awards
Name	Number of	Option	Option	Value of	Number of	Market or
	securities	Exercise	Expiration Date	unexercised	shares or units	payout value
	underlying	Price ($)	mm/dd/yyyy	in-the-	of shares that	of share-based
	unexercised			money	have not	awards that
	options			options(1) ($)	vested	have not
	(#)				(#)	vested
						($)
Allan Yap	230,000	1.12	07/18/2010(2)	1,925,100	Nil	Nil
Chief Executive Officer	20,000	3.30	09/12/2012(3)	123,800
and Chairman of the	25,000	5.67	12/05/2013(4)	95,500
Board	160,000	9.60	12/17/2019(5)	0
Jade Cheng	25,000	1.51	08/25/2010(6)	199,500	Nil	Nil
Chief Financial Officer	20,000	2.85	05/24/2011(7)	132,800
	40,000	3.30	09/12/2012(3)	247,600
	42,500	5.67	12/05/2013(4)	162,350
	110,000	9.60	12/17/2019(5)	0
Johann F. Tergesen	20,000	2.85	05/24/2011(7)	132,800	Nil	Nil
President and Chief	80,000	3.30	09/12/2012(3)	495,200
Operating Officer	65,000	5.67	12/05/2013(4)	248,300
	125,000	9.60	12/17/2019(5)	0
Notes:

(1)	Based on the March 31, 2010 closing price of $9.49 per share on the TSX.

(2)	These options vested as to 1/3 on each of March 18, 2006, November 18, 2006 and July 18, 2007.

(3)	These options vested as to 1/3 on each of December 1, 2007, August 1, 2008 and April 1, 2009.

(4)	These options vested as to 1/3 on each of December 5, 2008, August 5, 2009 and April 5, 2010.

(5)	These options vest as to 1/3 on each of August 17, 2010, April 17, 2011 and December 17, 2011.

(6)	These options vested as to 1/3 on each of April 25, 2006, December 25, 2006 and August 25, 2007.

(7)	These options vested as to 1/3 on each of January 24, 2007, September 24, 2007 and May 24, 2008.

Value Vested or Earned during Fiscal Year Ended March 31, 2010

The following table sets forth, for each Named Executive Officer, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended March 31, 2010.

Name	Option-based awards –	Share-based awards – Value	Non-equity incentive plan
	Value vested during the	vested during the year	compensation – Value
	year		earned during the year
	($)	($)	($)
Allan Yap	19,333	Nil	Nil
Jade Cheng	35,968	Nil	Nil
Johann F. Tergesen	64,734	Nil	Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between Burcon or its subsidiary and any of the Named Executive Officers. There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the Named Executive Officers, from a change of control of Burcon or its subsidiary, or from a change of their responsibilities following a change of control.

Compensation of Directors

Director Compensation

Burcon does not have a formal compensation program for its directors. Each non-management director of Burcon is paid an annual retainer of $7,500 ("Annual Retainer") and $750 for attendance at each committee or Board meeting. For the financial year ended March 31, 2010, Burcon paid $45,000 in Annual Retainer fees and an aggregate of $41,250 to non-management directors for attendance at committee and Board meetings. The non-management directors of Burcon include Mr. Alan Chan, Ms. Rosanna Chau, Mr. Stuart MacGregor, Dr. David Lorne John Tyrrell, Dr. Lawrence Wang, Mr. Paul Westdal and Mr. Richard O’C. Whittall. Ms. Dorothy Law was compensated by Burcon for services during the most recently completed financial year as more particularly disclosed under the heading "Management Contracts".

Director Compensation Table

During the most recently completed fiscal year, each director of Burcon received total compensation for services provided to Burcon in his or her capacity as director as follows:

Name	Fees	Share-	Option-	Non-equity	Pension	All other	Total
	earned (1)(2)	based	based	incentive plan	value	compen-	compen-
		awards	awards	compensation		sation	sation
	($)	($)	($)	($)	($)	($)	($)
Rosanna Chau	15,000	Nil	151,268	Nil	Nil	Nil	166,268
Dorothy Law	Nil	Nil	835,851(3)	Nil	Nil	72,345(4)	908,196
Stuart MacGregor	18,000	Nil	151,268	Nil	Nil	Nil	168,268
David Lorne John Tyrrell	8,250	Nil	302,536	Nil	Nil	Nil	310,786
Lawrence Wang	14,250	Nil	151,268	Nil	Nil	Nil	165,518
Paul Westdal	12,000	Nil	151,268	Nil	Nil	Nil	163,268
Richard O'C. Whittall	18,750	Nil	151,268	Nil	Nil	Nil	170,018
Notes:

(1)	Each non-management director is paid a fee of $750 per meeting for attendance at each Board or committee meeting.

(2)	Each non-management director is paid an annual retainer of $7,500. See "Director Compensation" above.

(3)	Ms. Law is Senior Vice-President, Legal and Corporate Secretary of Burcon. These options were granted to her in her capacity as an officer of Burcon.

(4)	These amounts were paid to Burcon Group Limited. The services of Ms. Law are contracted through Burcon Group Limited pursuant to a management services agreement. See "Management Contracts".

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each director, all of the option-based and share-based grants and awards outstanding on March 31, 2010.

	Option-based Awards				Share Based Awards
Name	Number of	Option	Option	Value of	Number of	Market or
	securities	Exercise Prince	Expiration	unexercised in-	shares or units	payout value
	underlying	($)	Date	the-money	of shares that	of share-based
	unexercised		mm/dd/yyyy	options(1)	have not	awards that
	options				vested	have not
	(#)				(#)	vested
						($)
Rosanna Chau	36,000	1.12	07/18/2010(2)	301,320	Nil	Nil
	20,000	3.30	09/12/2012(3)	123,800
	12,500	5.67	12/05/2013(4)	47,750
	20,000	9.60	12/17/2019(5)	0
Dorothy Law	54,000	1.12	07/18/2010(2)	451,980	Nil	Nil
	20,000	2.85	05/24/2011(6)	132,800
	40,000	3.30	09/12/2012(3)	247,600
	42,500	5.67	12/05/2013(7)	162,350
	110,000	9.60	12/17/2019(8)	0
Stuart	20,000	9.60	12/17/2019 (5)	0	Nil	Nil
MacGregor
David Lorne	40,000	9.60	12/17/2019 (5)	0	Nil	Nil
John Tyrrell
Lawrence	20,000	9.60	12/17/2019 (5)	0	Nil	Nil
Wang
Paul Westdal	36,000	1.12	07/18/2010(2)	301,320	Nil	Nil
	20,000	3.30	09/12/2012(3)	123,800
	12,500	5.67	12/05/2013(4)	47,750
	20,000	9.60	12/17/2019(5)	0
Richard O'C.	70,000	2.85	05/24/2011(6)	464,800	Nil	Nil
Whittall	20,000	3.30	09/12/2012(3)	123,800
	12,500	5.67	12/05/2013(4)	47,750
	20,000	9.60	12/17/2019(5)	0
Notes:

(1)	Based on the March 31, 2010 closing price of $9.49 per share on the TSX.

(2)	These options vested as to 1/3 on each of March 18, 2006, November 18, 2006 and July 18, 2007.

(3)	These options vested as to 1/3 on each of December 1, 2007, August 1, 2008 and April 1, 2009.

(4)	These options all vested on December 5, 2008.

(5)	These options all vested on December 17, 2009.

(6)	These options vested as to 1/3 on each of January 24, 2007, September 24, 2007 and May 24, 2008.

(7)	These options vested as to 1/3 on each of December 5, 2008, August 5, 2009 and April 5, 2010.

(8)	These options will vest as to 1/3 on each of August 17, 2010, April 17, 2011 and December 17, 2011.

Value Vested or Earned during Fiscal Year Ended March 31, 2010

The following table sets forth, for each director, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended March 31, 2010.

Name	Option-based awards –	Share-based awards – Value	Non-equity incentive plan
	Value vested during the	vested during the year	compensation – Value
	year		earned during the year
	($)	($)	($)
Rosanna Chau	13,334	Nil	Nil
Dorothy Law	35,968	Nil	Nil
Stuart MacGregor	13,334	Nil	Nil
David Lorne John Tyrrell	6,000	Nil	Nil
Lawrence Wang	3,000	Nil	Nil
Paul Westdal	13,334	Nil	Nil
Richard O'C. Whittall	13,334	Nil	Nil

ADDITIONAL INFORMATION

Indebtedness of Directors and Executive Officers

None of the directors or executive officers of Burcon or any subsidiary thereof, or any associate or affiliate of any of them, is or has been indebted to Burcon or its subsidiaries, or to another entity where any indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Burcon or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

Other than as set forth in this Management Proxy Circular, no person who has been a director or executive officer of Burcon at any time since the beginning of the last fiscal year, nor any individual proposed to be a director or officer of Burcon, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

Interest of Informed Persons in Material Transactions

To the knowledge of Burcon's management, no insider or nominee for election as a director of Burcon, or any associate or affiliate of any such persons, had any interest in any material transaction during the year ended March 31, 2010, or has any interest in any proposed transaction that has materially affected or would materially affect Burcon or any of its subsidiaries.

Management Contracts

Burcon has a management services agreement with Burcon Group Limited at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2 pursuant to which Burcon Group Limited provides secretarial, administrative, legal and accounting services to Burcon and its wholly-owned subsidiary, Burcon NutraScience (MB) Corp., as well as office space and the use of office equipment by Burcon. Burcon Group Limited charged Burcon an aggregate of $216,150 (plus GST) for these services, office space and equipment rental for the year ended March 31, 2010. The persons responsible for performing management functions for Burcon on behalf of Burcon Group Limited are Jade Cheng and Dorothy Law of Vancouver, British Columbia and certain other employees of Burcon Group Limited. The directors of Burcon Group Limited are Jade Cheng and Dorothy Law. The sole shareholder of Burcon Group Limited is 16329 Yukon Inc., a company whose registered office is located at the offices of MacDonald & Co., Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, Yukon, Y1A 3T2. 16329 Yukon Inc. is an indirect wholly-owned subsidiary of ITC Corporation Limited.

Conflicts of Interest

There may be potential conflicts of interest to which some of the directors and officers of Burcon will be subject to in connection with Burcon’s operations. Conflicts, if any, will be subject to the procedures and remedies provided under the Business Corporations Act (Yukon).

Insurance

Burcon maintains directors’ and officers’ liability insurance. The amount of the premium for this insurance is $25,950 for the period from November 19, 2009 to November 19, 2010. The premium is not segregated as to directors and officers. The limits of insurance are $5,000,000 per occurrence and $5,000,000 in the aggregate for any year. A deductible is applicable in connection with a claim under the insurance unless the claim against the directors and officers relates to a matter that is not indemnifiable by Burcon.

Additional information relating to Burcon can be found on the SEDAR website at www.sedar.com. Shareholders may obtain copies of Burcon’s financial statements and management’s discussion and analysis ("MD&A") by written request to Burcon at 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2, Attn.: Corporate Secretary. Financial information is provided in Burcon’s comparative financial statements and MD&A for its most recently completed financial year.

DIRECTORS’ APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of Burcon.

DATED at Vancouver, British Columbia, as of the 26th day of July, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"

Johann F. Tergesen

President and Chief Operating Officer

Schedule "A"

BURCON NUTRASCIENCE CORPORATION

BOARD OF DIRECTORS’ MANDATE

PURPOSE

1.

The Board of Directors (the “Board”) of Burcon NutraScience Corporation (the “Corporation”) is responsible for the overall stewardship of the Corporation and for managing and supervising the management of the Corporation. The Board shall at all times act in the best interests of the Corporation.

RESPONSIBILTIES

2.

The Board discharges its responsibilities for supervising the management of the business and affairs of the Corporation by delegating the day-to-day management of the Corporation to senior officers. In discharging its responsibility, the Board should, among other things:

(a)

to the extent feasible, satisfy itself as to the integrity of the chief executive officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)	adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Corporation’s business;

(c)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations;

(d)	identify the principal risks of the Corporation’s business, and ensure the implementation of appropriate systems to manage these risks;

(e)	plan for senior management succession, including the appointment, training and monitoring of senior management’s performance;

(f)

require senior management to develop and maintain a strategy to communicate effectively with its security holders, investment analysts and the public generally and to accommodate and address feedback from security holders;

(g)	require management to maintain internal control and management information systems and, through Board committees or otherwise, to monitor these systems as it considers fit; and

(h)

through the Corporation’s Corporate Governance Committee, develop the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are applicable to the Corporation.

ORGANIZATION OF THE BOARD

3.	The organization of the Board shall comply with applicable corporate and securities laws.

4.

Appointments to the Board will be reviewed on an annual basis. The Nominating and Compensation Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

5.	The Board will report to the shareholders of the Corporation.

6.	The Board may:

(a)

appoint one or more committees of the Board, however designated, and delegate to any such committee any of the powers of the Board, except those which are not permitted under applicable corporate and securities laws;

(b)	appoint a Chairman of the Board and prescribe his or her powers and duties;

(c)	appoint a Lead Director of the Board and prescribe his or her powers and duties;

(d)	appoint a Chief Executive Officer and prescribe his or her powers and duties;

(e)	appoint a President and other officers of the Corporation and prescribe their powers and duties.

MEETINGS, MEETING PREPARATION AND ATTENDANCE

7.	The Board will meet as required, but at least once per quarter.

8.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once per quarter.

9.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(a)	review the materials provided to the directors in connection with the meeting and be prepared for the meeting; and

(b)	attend each meeting, in person or by telephone conference, to the extent practicable.

MANAGEMENT OF BOARD AFFAIRS

10.	The Board will:

(a)	Develop a process for the orientation and education of new members of the Board;

(b)	Support continuing education opportunities for all member of the Board;

(c)	Assess the participation, contributions and effectiveness of the Chairman and individual board members on an annual basis;

(d)	Monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(e)	Establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(f)	Disclose on an annual basis, the mandate, composition of the Board and its committees.

Schedule "B"

BURCON NUTRASCIENCE CORPORATION

CODE OF BUSINESS ETHICS AND CONDUCT

1.	Purpose and Application

Burcon NutraScience Corporation (the "Corporation") is committed to maintaining high standards of integrity and accountability in conducting its business while at the same time seeking to grow its business and value. This code of business ethics and conduct (the "Code") provides a framework of guidelines and principles to govern and encourage ethical and professional behaviour in conducting our business.

This Code applies to all directors, officers and employees of the Corporation and its subsidiaries ("representatives"). The guidelines set out in this Code may be further supplemented by specific corporate, divisional or departmental policies. As with all guidelines or principles, you are expected to use your own judgement and discretion, having regard to these standards, to determine the best course of action for any specific situation. If you are unsure about a particular situation or course of action, please speak to the Chief Executive Officer or Chief Operating Officer of the Corporation.

2.	Conflicts of Interest

It is our policy to ensure the Corporation’s best interests are paramount in all of our dealings with customers, suppliers, contractors, competitors, existing and potential business partners and other representatives and are conducted in a manner that avoids any actual or potential conflicts of interest.

In general, a conflict of interest exists where a representative’s personal interests interfere with his or her ability to act in the best interests of the Corporation. Conflicts of interests may exist in any situation where your ability to act objectively, or in the best interests of the Corporation, are influenced. These include the receipt of improper personal benefits by you or your family and friends, as a result of your position with the Corporation.

Full and timely disclosure of any actual or potential conflict of interest is very strongly encouraged. Proper disclosure provides an opportunity to obtain advice from the appropriate level of management and to resolve actual or potential conflicts of interests in a timely and effective manner. Employees should promptly disclose to their supervisor any material transaction or relationship that reasonably could be expected to give rise to a potential or actual conflict of interest. Directors and officers shall disclose any potential conflicts of interest in writing to the board of directors for review in accordance with applicable law.

3.	Protection and Use of the Corporation’s Assets and Opportunities

All representatives are responsible for protecting the Corporation’s assets from improper use including fraud, theft and misappropriation. It is the Corporation’s policy to protect its assets and promote their efficient use for legitimate business purposes. This requires proper documentation (which is timely, accurate and complete) and appropriate use of discretion. Corporation assets should not be wasted through carelessness or neglect nor appropriated for improper personal use. Proper discretion and restraint should always govern the personal use of the Corporation’s assets.

4.	Corporate Opportunities

The benefit of any business venture, opportunity or potential opportunity resulting from your employment with the Corporation should not be appropriated for any improper personal advantage. As employees, officers and directors, a duty is owed to the Corporation to advance its legitimate interests when the opportunity to do so arises.

5.	Confidentiality of Corporate Information

Information is a key asset of the Corporation. It is our policy to ensure that the Corporation’s proprietary and confidential information, including information that has been entrusted to the Corporation by others, is adequately safeguarded. All confidential information, including information about the Corporation’s business, suppliers, intellectual property, opportunities, products, customers, assets and competitors, should be duly protected from advertent or inadvertent disclosure. Confidential information should be marked or identified as being confidential whenever practicable and should be disclosed only when properly authorized or required by law or stock exchange requirements.

6.	Fair Dealing with Other People and Organizations

All business dealings undertaken on behalf of the Corporation should be conducted in a manner that preserves our integrity and reputation. It is the Corporation’s policy to seek to avoid misrepresentations of material facts, manipulation, concealment, abuse of confidential information or any other illegal practices in dealing with the Corporation’s security holders, customers, suppliers, competitors and employees.

7.	Complying with the Law

The Corporation strives to ensure that its business is conducted in all material respects in accordance with all applicable laws, stock exchange rules and securities regulations. This includes compliance with applicable antitrust/competition, privacy, labour, human rights, environmental and securities laws in all material respects.

Specifically, it is also our policy to seek to comply with all applicable securities laws and regulations to ensure that material information that is not generally available to the public ("inside information") is disclosed in accordance with law. This includes implementation of policies and procedures, as set out in our Insider Trading Policy, to protect against the improper use or disclosure of inside information, including the improper trading of securities while in possession of inside information.

8.	Reporting of Illegal or Unethical Behaviour

The Corporation strives to foster a business environment that promotes integrity and deters unethical or illegal behaviour. It is our responsibility to monitor and to ensure compliance with the guidelines set out in this Code, including compliance in all material respects, with all applicable financial reporting and accounting requirements applicable to the Corporation. Concerns or complaints in this regard may be reported by anonymous submission to the Chair of the Audit Committee of the Board of Directors in connection with unethical or illegal behaviour, including questionable accounting, internal accounting controls or auditing matters involving the Corporation.

9.	Compliance and Waivers

It is the role of the Board of Directors to monitor compliance with the Code. Disciplinary measures may be taken against any representative who authorizes, directs, approves or participates in any violation of a provision of this Code. These measures will depend upon the circumstances of the violation and may range from formal sanction or reprimand to dismissal from employment. Consideration will be given to whether or not a violation was intentional, as well as to the level of good faith shown by a representative in reporting the violation or in cooperating with any resulting investigation or corrective action. In addition, persons who violate the law during the course of their employment are subject to criminal and civil penalties, as well as payment of civil damages to the Corporation or third parties. A Director or officer who violates this Code may be asked to resign or may not be nominated for re-election.

Waivers from the Code will generally only be granted in appropriate circumstances upon full review and consideration of a request for a waiver, on a case-by-case basis. Any waivers granted for the benefit of executive officers or directors require approval from the Board of Directors, which should ascertain whether a waiver is appropriate and seek to ensure the waiver is accompanied by appropriate controls designed to protect the Corporation’s interests. All matters of concern, including requests for waivers, shall be communicated to the Chief Executive Officer or Chief Operating Officer of the Corporation.

The Board of Directors may, from time to time, permit departures from the terms of this Code, either prospectively or retrospectively. The terms of this Code are not intended to give rise to civil liability on the part of the Corporation, its directors or officers, shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever.

10.	Currency of Code

This Code of Business Ethics and Conduct was approved by the Board of Directors on October 26, 2005 and may be amended at any time by the Board of Directors.

I acknowledge that I have read and understand the Code of Business Conduct and Ethics of Burcon NutraScience Corporation and agree to conduct myself in accordance with the Code.

Name:
Signature:
Date:

Schedule "C"

BURCON NUTRASCIENCE CORPORATION ("BURCON")

AUDIT COMMITTEE CHARTER

General Functions, Authority and Role

The purpose of the audit committee is to oversee the accounting and financial reporting process of Burcon and the audits of its financial statements, and thereby assist the Board of Directors of Burcon in monitoring (1) the integrity of the financial statements of Burcon, (2) compliance by Burcon with legal and regulatory requirements related to financial reporting, (3) the performance of Burcon’s external auditors, and (4) the performance of Burcon’s internal controls and financial reporting process.

The audit committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to its auditors and its legal advisors and to all books, records, facilities and personnel of Burcon. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the audit committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of Burcon, its independent legal counsel or independent auditor to attend a meeting of the audit committee or to meet with any members of, or consultants to, the audit committee.

Burcon’s independent auditor is ultimately accountable to the Board of Directors and to the audit committee, who, as representatives of Burcon’s shareholders, have the ultimate authority and responsibility to evaluate the external auditor, appoint and replace the external auditor, and to determine the appropriate compensation for the external auditor. In the course of fulfilling its specific responsibilities hereunder, the audit committee must maintain free and open communication between Burcon’s external auditors, Board of Directors and Burcon management. The responsibilities of a member of the audit committee are in addition to such member’s duties as a member of the Board of Directors.

Membership

The audit committee of the board of directors of Burcon shall consist of a minimum of three directors. Members of the audit committee shall be directors appointed by the board of directors and may be removed by the board of directors at its discretion.

All members of the audit committee shall be independent directors as defined under the Canadian Securities Administrators' National Instrument 52-110.

All members of the audit committee must be financially literate, i.e. have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Burcon's financial statements. At least one member shall be a financial expert.

The members of the audit committee shall elect, amongst themselves, one member to act as chairperson on an annual basis.

Responsibilities

The audit committee is responsible for:

  reviewing Burcon’s interim and annual financial statements and management’s discussion and analysis related thereto, and all annual and interim earnings press releases before they are publicly disclosed;

  ensuring that adequate procedures are in place for the review of Burcon's public disclosure of financial information extracted or derived from Burcon's financial statements, other than management's discussion and analysis and annual and interim earnings press releases, and periodically reviewing and updating such procedures;

  establishing procedures for the receipt, retention and treatment of complaints received by Burcon regarding accounting, internal accounting controls, or auditing matters;

  establishing procedures for the confidential, anonymous submission by employees of Burcon of concerns regarding questionable accounting or auditing matters;

  reviewing and approving Burcon's hiring policies regarding partners, employees and former partners and employees of the present and former auditor of Burcon;

  reviewing with management, Burcon’s major financial risk exposures and the steps management has taken to monitor and control such exposures;

  assessing risk areas and policies to manage risk;

  overseeing the work of Burcon’s external auditors engaged for the purpose of preparing or issuing an audit report or related work;

  ensuring Burcon’s external auditors report directly to the audit committee throughout the term of their appointment;

  pre-approving all non-audit services to be provided to Burcon or Burcon’s subsidiaries by Burcon’s external auditor;

  recommending to Burcon’s board of directors the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report (or any related work), as well as the compensation to be paid to the external auditor;

  annually reviewing and reassessing the adequacy of this charter and recommend any proposed changes to the Board of Directors for approval;

  reporting committee actions to the Board of Directors with such recommendations as the committee may deem appropriate; and

  providing copies of meeting of the audit committee to the Board of Directors.

The audit committee does the following main things to discharge these responsibilities:

  meeting with management and the external auditors at least two times per year;

  meeting separately with each of management and the external auditors several times per year as required;

  reviewing and approving the annual audit scope and the annual audit plan proposed by the auditors;

  reviewing carefully and acting on all internal control points raised by the auditors in correspondence with management; and

  discussing Burcon’s compliance with tax and financial reporting rules as issues arise.